Kenneth J. Rollins

+1 858 550 6136

krollins@cooley.com

October 23, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Irene Paik

Re:	Synthorx, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted October 2, 2018
CIK No. 0001609727

Dear Ms. Paik:

On behalf of Synthorx, Inc. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated October 17, 2018 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to confidential draft Registration Statement on Form S-1 (the “Amended DRS”).

In response to the Comments set forth in the Comment Letter, the Company has revised the Amended DRS and is confidentially submitting via EDGAR an Amendment No. 2 to the DRS (“Amendment No. 2”) with this response letter.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the responses set forth in this letter correspond to the page numbers of Amendment No. 2. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in Amendment No. 2.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted October 2, 2018

Prospectus Summary, page 1

1.

We note your response to our prior comment 3 that your THOR-707 IND will initially include a general solid tumor indication and you will specify particular indications after initial clinical trials in humans. Please provide such disclosure in the Prospectus Summary. In addition, please revise the indications for THOR-707 in the table on pages 2 and 84 to indicate that the current indication is solid tumor.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 2, 3, 71, 84, 85 and 89 of Amendment No. 2.

2.

We note your response to our prior comment 5. However, including qualifying language that statements of safety and efficacy are expressions of the company’s beliefs or expectations, whether or not based on results of preclinical studies, does not address the concern that findings of safety

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U.S. Securities and Exchange Commission

October 23, 2018

Page Two

and efficacy are solely within the authority of the FDA and are assessed throughout all clinical trial phases. Please revise to remove these statements. We will not object to reasonable statements explaining why you believe the product candidates may work in a different way to provide different results than current treatments.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 1, 3, 83, 89, 93, 100 and 101 of Amendment No. 2.

*    *    *

The Company respectfully requests the Staff’s assistance in completing the review of Amendment No. 2 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please contact me at (858) 550-6136 with any questions or further comments regarding our responses to the Comments.

Sincerely,

/s/ Kenneth J. Rollins
Kenneth J. Rollins Cooley LLP

cc:	Laura K. Shawver, Ph.D., Synthorx, Inc.
James C. Pennington, Esq., Cooley LLP
Matthew T. Bush, Esq., Latham & Watkins LLP

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121-1909

t: (858) 550-6000    f: (858) 550-6420    cooley.com